DAVIS POLK & WARDWELL
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WRITER’S DIRECT

                    March 13, 2007

Securities and Exchange Commission
Mail Stop 3628
100 F. Street, N.E.
Washington, DC 20549

Attention:     Nicholas P. Panos, Esq.
       Special Counsel, Office of Mergers & Acquisitions

Re: CVS Corporation

                       Registration Statement on Form S-4 (Registration No. 333-139470)

Dear Mr. Panos:

This letter responds to the further questions regarding Regulation M raised by the Staff in my telephone call with Brian Breheny and you on March 13, 2007, and supplements the letter to you dated March 12, 2007.

1. Meaning of “bid”.

The term “bid” is not defined in Regulation M.

We are aware that the Concept Release (Nos. 33-7057; 34-33924) mentions that there had previously been interpretation of a “bid” under former Rule 10b-6, later replaced and rescinded in its entirety by Regulation M:

“Rule 10b-6 broadly prohibits bids, purchases, and attempts to induce the purchase of the offered security and related securities. [FN71] These terms have been interpreted to cover a broad range of transactions. For example, "bid" includes priced quotations, unpriced indications of interest in purchasing a security, public announcement of a tender offer or exchange offer, and the sale of put options. "Purchases" include the exercise of call options. These transactions are covered irrespective of the market in which they are effected.”

Nicholas P. Panos, Esq.	2	March 13, 2007

     We note though that neither this quoted language nor any trace of the mentioned interpretation appears in the Proposing Release or Adopting Release for Regulation M. The decision not to include, in the Proposing Release or Adopting Release, any such language or similar language or definitions suggesting that “bid” includes “announcement of a tender offer or exchange offer” and the fact that such language in the Concept Release was discussed in the context of Rule 10b-6 leaves at best doubtful whether such a gloss on the meaning of “bid” was ever intended to apply in the context of Regulation M. The absence of any cases, decisions or other guidance under Regulation M over the past 10 years also suggests that the conceptual discussion of prior interpretations under a replaced rule no longer in effect should not be given precedential value today.

We also note that the tender offer rules have changed in fundamental respects since the Concept Release was issued in 1994. Prior to the 2000 changes in the tender offer rules, a tender offer had to be commenced within five business days of its public announcement. Accordingly, a public announcement of a tender offer meant that, within a short time (i.e., 5 business days) of its announcement, a tender offer would be commenced which would be capable of actual acceptance. At the time of the Concept Release, therefore, announcement of a tender offer was tantamount to commencement, so that including “announcement of a tender offer” as an example of “bid” is not surprising.

Under the change to the tender offer rules implemented in 2000, the requirement to commence within five business days of announcement has been rescinded. Without any requirement to commence within a specified period, an announcement of a planned tender offer is disconnected from the commencement and the announcement is now tantamount to a plan or intention to conduct the offer at some future time or subject to specified pre-conditions. Under the post-2000 tender offer rule regime, we would submit that announcement of a tender offer (in a pre-commencement stage) should not be viewed as a “bid” since there is no offer being made that is capable of acceptance nor is there any requirement to commence a tender offer within any period proximate to the announcement or otherwise. We are therefore of the opinion that, after the 2000 changes in the tender offer rules, “announcement of a tender offer” is, giving effect to the quoted language in the Concept Release (although we do not believe this is legally necessary), the equivalent of announcing an “intention to make a bid” — and most emphatically not a “bid” itself.

2. No Manipulative Intent or Effect.

The adopting release for Regulation M describes the regulation as an exercise of the SEC’s "authority to combat manipulative abuses" (Release Nos. 33-7375; 34-38067; IC-22412).

While not wishing to repeat the facts or analysis in my March 12 letter, we wish to point out and emphasize the following in support of our position that the parties had no manipulative intent in changing to a tender offer from the previously announced accelerated share repurchase (“ASR”) transaction:

Nicholas P. Panos, Esq.	3	March 13, 2007

•
As disclosed in the Registration Statement, (i) the ASR was also to be for 150 million shares and (ii) under the ASR, 150 million shares were to be retired promptly after the closing of the merger (through an agreement with one or more financial institutions to purchase the shares from them and pay them for the shares to be retired). As in the case of a tender offer, in the ASR the Company would effect its repurchase upfront. However, in the case of the ASR, the financial institutions would settle their positions through market activity over time.

•	In short, the tender offer is a different method for achieving exactly the same repurchase as was contemplated by the previously announced ASR.

•
The decision to change from the ASR to a post-closing tender offer was based in significant part on the sense of the parties that the complexity of the ASR (in contrast to a straight tender offer) was difficult for investors to understand. The parties came to believe that the more straightforward tender offer, being a more traditional, well-known structure, would be both more transparent and simpler for investors to understand and overall more favorable to investors.

•
Having decided on a different means to achieve the intended post-closing repurchase of CVS shares (i.e., tender offer rather than accelerated share repurchase), the parties felt that it was important and beneficial to CVS and Caremark shareholders that this information be disclosed and communicated to investors. The disclosure of the tender offer represents more concrete information as to the intended manner of repurchase and is therefore to the benefit of shareholders. In that regard, we note again the recent opinion of the Federal District Court for the Southern District of New York in United States of America v. David Finnerty: “in the securities context, manipulation … requires misleading or deceiving someone.”

•	The parties believe that the tender offer is beneficial to shareholders of both companies by virtue of its simplicity and by providing liquidity after the closing of the merger.

•	The tender offer has no effect on the exchange ratio in the merger, or on any condition to closing of the merger; and the tender offer will not occur unless and until the merger closing has occurred.

* * *

I also wish to confirm that it is the Firm’s opinion that CVS’ announcement of its intention to make a tender offer in the future does not constitute a “bid” within the meaning of Regulation M in this context.

Nicholas P. Panos, Esq.	4	March 13, 2007

We appreciate your time and attention and the opportunity to discuss this matter further with you.

Very truly yours, /s/ Louis Goldberg
Louis Goldberg